UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of Registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste,

Santa María Business District, Panama City,

Republic of Panama

(+507) 205-7000

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AVIANCA ANNOUNCES INTERNAL INVESTIGATION INTO ALLEGATIONS DISCLOSED IN AIRBUS’S RECENT SETTLEMENT WITH US, UK AND FRENCH AUTHORITIES

Bogotá, February 3, 2020.    Subsequent to the recently announced settlement between Airbus SE (“Airbus”) and authorities in France, the UK, and the United States regarding corrupt business practices at Airbus, Avianca announced today that it has retained the services of Ropes & Gray, a leading international law firm, to conduct an independent internal investigation into its relationship with Airbus and whether it has been the victim of wrongdoing.

Avianca will take all legal actions necessary to defend the interests of the Company and its shareholders, and will fully collaborate with all of the relevant authorities in France, the United States, the United Kingdom and other countries as appropriate.

“Airbus’s disclosure contains deeply concerning information regarding alleged actions by an individual at Avianca in the period prior to March 2016. Our current management team strongly rejects any conduct that does not reflect integrity and transparency in business in general, and in particular towards Avianca. We will take all steps necessary to defend the Company’s interests, working together with the relevant authorities,” emphasized Anko van der Werff, President and CEO of Avianca Holdings.

For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS

Avianca is the commercial brand for the collection of passenger airlines and cargo airlines under the umbrella company Avianca Holdings S.A. Avianca has been flying uninterrupted for 100 years. With a fleet of 175 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, the Company had revenues of US$4.8 billion in 2018 and transported 30.5 million passengers. On February 22, 2019, Avianca Holdings S.A. announced its corporate transformation plan consisting of four key pillars: 1) the improvement of operational indicators, 2) fleet adjustments, 3) the optimization of operational profitability, and 4) repositioning of non-strategic assets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	Secretary